                                                                      EXHIBIT 1

        SECURITY OWNERSHIP OF DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

  As to the beneficial ownership of the Company's Common Stock, the following table sets forth information as of February 16, 1996, regarding each director, director nominee and named executive officer reported under the caption "Executive Compensation," and all directors, director nominees and executive officers as a group.

                                                     COMMON STOCK COMMON STOCK
                                                     BENEFICIALLY  SUBJECT TO
                        NAME                         OWNED(1)(2)   OPTIONS(3)
                        ----                         ------------ ------------
Frank G. Zarb.......................................   299,087      350,000
H. Furlong Baldwin..................................     2,506          --
Kenneth Black, Jr.*.................................    12,350          --
Robert E. Boni......................................    62,459          --
W. Peter Cooke......................................     1,476          --
E. Gerald Corrigan..................................     2,459          --
Kenneth J. Davis....................................    29,951       33,150
Joseph L. Dionne....................................     3,459          --
Gerald R. Ford......................................     2,459          --
Peter C. Godsoe.....................................     1,652
Angus M. M. Grossart................................     3,944          --
Maurice H. Hartigan.................................     2,459          --
James B. Hurlock....................................     2,559          --
Ronald A. Iles......................................    38,207       70,601
Edward F. Kosnik....................................     7,606       50,000
Vincent R. McLean...................................    13,411          --
Dennis L. Mahoney...................................    20,358        5,000
James D. Robinson III...............................     4,459          --
All director nominees, emeritus directors and
 executive officers as a group (28 persons)(4)......   638,724      735,227

--------
* Dr. Black currently serves as an emeritus director of the Company.
(1) As to non-employee directors of the Company, amounts reported include the aggregate number of shares that are: (i) held directly or indirectly for the benefit of the individual director listed or directly for the benefit of members of such individual's family as to which beneficial ownership is disclaimed and (ii) held in such director's account in the Company's trust under the Non-Employee Director Deferred Stock Ownership Plan. (See section captioned "Director Compensation" for further information). Of the shares held in the Company's trust, the following shares represent deferred fees: Mr. Baldwin 506 shares, Dr. Black 785 shares, Dr. Boni 2,459 shares, Mr. Cooke 1,476 shares, Mr. Corrigan 2,459 shares, Mr. Dionne 2,459 shares, President Ford 2,459 shares, Mr. Godsoe 1,152 shares, Mr. Grossart 1,476 shares, Mr. Hartigan 2,459 shares, Mr. Hurlock 2,459 shares, Mr. McLean 2,459 shares and Mr. Robinson 2,459 shares. In addition, as to Dr. Boni, 60,000 shares represent a portion of a deferred special compensation award made to him in 1994, and as to Dr. Black and Messrs. Grossart and McLean, 11,065 shares, 2,468 shares and 10,752 shares, respectively, represent a deferred present value distribution from the directors' retirement plan which was terminated on January 1, 1995.
(2) As to executive officers, including employee directors, amounts reported include the aggregate number of shares that are: (i) held directly or indirectly for the benefit of the individuals listed or directly for the benefit of members of an individual's family as to which beneficial ownership is disclaimed; (ii) held in the stock fund under the Company's Thrift Plan or similar plans on behalf of the individual as of December 31, 1995; (iii) held in the Employee Discount Stock Purchase Plan on behalf of the individual as of December 31, 1995; (iv) restricted stock that may vest in the future including shares awarded, but not issued, in connection with 1995 annual incentive awards under the Company's bonus equity program. Does not include 516 shares and 38 shares of Common Stock and 990 shares and 72 shares of Class C Stock held under the U.K. Voluntary Equity Scheme attributed to Messrs. Davis and Mahoney, respectively, who do not have any present voting or dispositive power.
(3) Represents shares which are subject to options exercisable within 60 days from March 15, 1996.
(4) No individual director, director nominee or executive officer beneficially owns more than 1 percent of any class of the Company's common voting shares. All officers and directors as a group own approximately 1.51 percent of the Common Stock, approximately 0.26 percent of the Class A Stock, 0.01 percent of the Class C Stock and approximately 1.45 percent of the total outstanding voting shares.

                NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

FRANK G. ZARB, 61
Chairman of the Board and Director since June 1994

  Mr. Zarb has served as chairman of the board, chief executive officer and president of the Company since June 1994. From November 1993 until joining the Company, he served as vice chairman and group chief executive officer of The Travelers Inc. He was chairman and chief executive officer of Smith Barney Inc. and Smith Barney, Harris Upham & Co. Incorporated (subsidiaries of The Travelers Inc.) from November 1988 until June 1993, and president of such corporations from June 1989 until June 1993. From 1978 until 1988 he was a general partner at Lazard Freres & Co., an investment banking firm. Previously, he served in the United States Government as: executive director of the Energy Resources Council and administrator for the Federal Energy Administration from 1974 until 1977; Assistant to the President of the United States for Energy Affairs from 1975 until 1977; Associate Director of the United States Office of Management and Budget from 1973 until 1974; and United States Assistant Secretary of Labor from 1971 until 1972. Mr. Zarb is also a director of the Securities Investor Protection Corporation and CS First Boston, Inc. and a member of the Board of Trustees of Hofstra University and the Gerald R. Ford Foundation. He is a member of the New York Stock Exchange Nominating Committee and serves on the U.S. Enrichment Corporation's Board of Directors.

H. FURLONG BALDWIN, 64
Director since February 1996

  Mr. Baldwin has served as chairman of the board of directors and chief executive officer of Mercantile Bankshares Corporation, a Baltimore-based bank holding company for state and nationally chartered commercial banks since 1976 and 1984, respectively. Since 1956, he has held various executive and management positions with the bank including chairman and chief executive officer of Mercantile-Safe Deposit & Trust Company. He is also a director of Baltimore Gas & Electric Company, Conrail, Inc., GRC International, Inc. and USF&G Corporation.

ROBERT E. BONI, 68
Director since May 1988

  Dr. Boni is a retired chairman of the board and chief executive officer of Armco Inc., having held these positions from February 1986 until November 1990 and February 1985 until April 1990, respectively. Dr. Boni served as non-executive chairman of the board of directors of the Company from January 1994 to June 1994. He is also a director of Maritrans Inc.

W. PETER COOKE, 64
Director since July 1994

  Mr. Cooke has served as the chairman of the World Regulatory Advisory Practice of Price Waterhouse LLP since January 1989. Prior to joining Price Waterhouse, Mr. Cooke was the associate director of The Bank of England and held various executive management positions with the bank since joining in 1955. He is also the deputy chairman of the Housing Corporation, the U.K. governmental agency responsible for channeling government resources to the social housing sector. He is also a director of Safra Republic Holdings.

E. GERALD CORRIGAN, 54
Director since January 1995

  Mr. Corrigan has served as chairman, International Advisors of Goldman, Sachs & Co. since January 1994. From January 1985 until July 1993 he was president and chief executive officer of the Federal Reserve Bank of New York. He is also a trustee of a number of non-profit, public policy oriented institutions.

JOSEPH L. DIONNE, 62
Director since July 1994

  Mr. Dionne has served as chairman of the board of directors and chief executive officer of McGraw-Hill, Inc. since 1988 and 1983, respectively, and has served in various executive and management positions since joining McGraw-Hill in 1967. He is also a director of The Equitable Life Assurance Society of the United States, The Equitable Companies, Incorporated, The Harris Corporation and Ryder System Inc.

GERALD R. FORD, 82
Director since October 1994

  The Honorable Gerald R. Ford was President of the United States from August 1974 through January 1977, having served as Vice President of the United States from December 1973 through August 1974. He is a lecturer and a business consultant to several corporations. He is also a director of The Travelers Inc. and an advisory director to Texas Commerce Bancshares, Inc. and American Express Company.

PETER C. GODSOE, 56
Director since February 1989

  Mr. Godsoe has served as chairman of the board of directors and chief executive officer of The Bank of Nova Scotia since January 1995 and January 1993, respectively. He previously served as the deputy chairman and president since January 1993 and January 1992, respectively. Since 1966, he has held various executive and management positions with the bank, including vice chairman from 1983 until 1992 and chief operating officer during 1992. Mr. Godsoe is also a director of Reed Stenhouse Companies Limited, the Company's retail broking subsidiary in Canada.

ANGUS M.M. GROSSART, 58
Director since August 1985

  Mr. Grossart has served as the chairman and managing director of Noble Grossart Limited, a United Kingdom merchant bank, since 1969. He is the chairman of Scottish Investment Trust plc and deputy chairman of Edinburgh Fund Managers plc. He is also a director of the Royal Bank of Scotland plc and several other publicly held corporations in the United Kingdom.

MAURICE H. HARTIGAN II, 56
Director since October 1994

  Mr. Hartigan has served as executive vice president of PNC Bank Corporation since May 1995. Prior to joining PNC Bank, Mr. Hartigan was a senior managing director of Chemical Banking Corporation in New York, where he headed the North America Division of Chemical's Global Bank. He served in various executive and management positions with the bank since joining in 1965.

JAMES B. HURLOCK, 62
Director since October 1994

  Mr. Hurlock is a partner and has served as chairman of the management committee for White & Case, an international law firm headquartered in New York, since 1967 and 1980, respectively. He joined the firm in 1959, and has served as the resident partner of the firm's offices in Brussels, Paris, and London.

RONALD A. ILES, 60
Deputy Chairman of the Board since October 1995 and Director since January 1995

  Mr. Iles has served as chairman of Alexander & Alexander Services U.K. plc, the parent of the Company's European operations since 1993. He served as a senior vice president of the Company from 1985 until 1995. In

January 1995, Mr. Iles was appointed chairman of Alexander Howden Group Limited, an entity formed from the merger of the Company's specialist and reinsurance broking operations. Since joining the predecessor entity of Alexander Howden Reinsurance Brokers in 1957, Mr. Iles has held various executive and management positions, including chairman from 1981 to December 1994.

EDWARD F. KOSNIK, 51
Director since March 1995

  Mr. Kosnik has served as senior executive vice president since October 1995 and as chief financial officer of the Company since August 1994 and as executive vice president from August 1994 until October 1995. Before joining the Company, he was chairman of the board, president and chief executive officer of JWP, Inc., a global services company, from April 1993 until February 1994, and executive vice president and chief financial officer from December 1992 until April 1993. From 1987 until 1992, he was president and chief executive officer of Sprague Technologies Inc., a global manufacturer of electronic components. From 1983 until 1987, he served as executive vice president and chief financial officer of Penn Central Corporation. He is also a director of Buckeye Partners, L.P.

VINCENT R. MCLEAN, 64
Director since April 1980

  Mr. McLean is a retired officer of Sperry Corporation, a diversified manufacturing concern, having served as executive vice president and chief financial officer from 1983 until 1985. He is also a director of William Penn Life Insurance Co. of New York, Banner Life Insurance Company and a trustee of MAS Funds.

JAMES D. ROBINSON III, 60
Director since July 1994

  Mr. Robinson has served as chairman and chief executive officer of RRE Investors, LLC, a private venture investment firm and as president of J.D. Robinson Inc., a strategic advisory company since September 1995 and February 1993, respectively. From 1977 until February 1993 he served as chairman of the board and chief executive officer of American Express Company, having held various executive and management positions since joining such corporation in 1970. He is also a director of the Coca-Cola Company, Bristol-Myers Squibb Company, First Data Corporation, New World Communications Group, Cambridge Technology Partners and Union Pacific Corporation.

EMERITUS DIRECTORS

  Emeritus directors may be designated by the Board of Directors from time to time on an annual basis. Dr. Kenneth Black, Jr., 71, has served as an emeritus director of the Company since May 1995 and as a director of the Company from May 1984 until May 1995. He is the Regents' Professor Emeritus of Insurance at Georgia State University and Executive Director of Educational Foundation Inc. Dr. Black is also a director of Haverty Furniture Stores, Inc., Scudder Variable Life Insurance Fund, Swiss Re Corporation and USLIFE Corporation.

             MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

  The Board of Directors met eight times during 1995. All directors attended 75% or more of the aggregate number of meetings of the board and its committees on which they served, except Messrs. Cooke and Robinson who attended 64% and 71% of such meetings, respectively, as a result of prior commitments before joining the board.

  The following are the current members and functions of the standing committees of the Board of Directors:

  AUDIT COMMITTEE. This committee assists the Board of Directors in exercising its fiduciary responsibilities for oversight of audit and related matters, including corporate accounting, reporting and control practices. It is responsible for recommending to the Board of Directors the independent auditors to be employed for the following year. The Audit Committee meets periodically with management, financial personnel, internal auditors and the independent auditors to review internal accounting controls and auditing and financial reporting matters. The independent auditors and the internal auditors have unrestricted access to the Audit Committee. This committee consists of four nonemployee directors: Messrs. McLean (chair), Cooke, Grossart and Hartigan. The committee met six times during 1995.

  COMPENSATION, BENEFITS AND NOMINATING COMMITTEE. This committee is responsible for overseeing the Company's executive compensation programs. It administers certain compensation and benefit plans designated by the Board of Directors and approves annual compensation and long-term incentive compensation for executive officers and certain other senior executives of the Company and its subsidiaries. This committee is also responsible for recommending nominees for election to the Board of Directors and will consider candidate recommendations from stockholders. Stockholders wishing to recommend prospective nominees for the committee's consideration should submit such recommendations in writing to: Alexander & Alexander Services Inc., 1185 Avenue of the Americas, New York, NY 10036, Attn.: Chairman, Compensation, Benefits and Nominating Committee. This committee consists of four non-employee directors: Messrs. Dionne (Chair), Boni and Corrigan and President Ford. The committee met eight times during 1995.

  EXECUTIVE COMMITTEE. This committee has the authority to act for the Board of Directors on most matters during intervals between the board's meetings and has additional responsibilities regarding oversight of Company policy and management controls. This committee consists of six directors: Messrs. Boni (chair), Corrigan, Dionne, Hartigan, McLean and Zarb. The committee met twice during 1995.

  FINANCE/INVESTMENT COMMITTEE. This committee monitors the Company's financial management and advises the Board of Directors on related matters. This committee consists of four directors: Messrs. Godsoe (chair), Hurlock, Robinson and Iles. The committee met five times during 1995.

  PUBLIC POLICY AND ETHICS COMMITTEE. In February 1995, the Board of Directors established the Public Policy and Ethics Committee. This committee is responsible for overseeing the Company's continuing program relating to standards of business conduct for its employees. This committee consists of five directors: President Ford (chair) and Messrs. Cooke, Iles, Robinson and Zarb. The committee met once in 1995.

                             DIRECTOR COMPENSATION

  The Company's Non-Employee Director Deferred Stock Ownership Plan (the "NEDD Plan") was approved by stockholders at the 1995 annual meeting of stockholders and became effective as of January 1, 1995. Like the Company's revised compensation programs for its executive officers and other key employees, the NEDD Plan places its emphasis on equity-based variable compensation intended to encourage the creation of value for stockholders.

  Each non-employee director receives a single annual fee of $40,000 for all services as a director (the "Annual Fee"), regardless of the committee services such director provides. The Annual Fee generally is not paid currently to any director. Instead, payment of such Annual Fee is deferred pursuant to the terms of the NEDD Plan. Under the NEDD Plan, in lieu of payment of the Annual Fees, the Company will generally contribute shares of Common Stock equal to that portion of the Annual Fees so deferred to a grantor trust established by the Company (the "Company Trust"). Shares are then allocated to an account established for each director (a "Director's Account"). In the event that a non-employee director is subject to current income taxation on the Annual Fee payable, the Company will pay sufficient cash to the non-employee director to discharge the taxes due on the Annual Fee and the amount of stock to be contributed to the Company Trust in respect of such director will be reduced by like amount.

  Shares contributed to a Director's Account may be sold by the independent trustee of the Company Trust or by an investment manager appointed by the Company after the shares have been held in the Company Trust for one year (or earlier, upon the death of the director or a Change of Control of the Company) at the direction of the director given during a window period more than six months prior to the effective date of such sale. Any shares of Common Stock then held in a Director's Account will be distributed six months following the cessation of the Eligible Director's services as a member of the Board. To the extent that a Director's Account holds assets other than Common Stock, such assets will generally be distributed immediately following the time at which the Eligible Director ceases to be a member of the Board (or earlier in the event of a determination of hardship). Notwithstanding the foregoing, dividends on Common Stock held in a Director's Account will be passed through to each director as soon as practicable following the date received by the Company Trust.

  In 1995, Mr. Godsoe also received an annual retainer of Canadian $25,000 (US$ 18,200) as a nonemployee director of Reed Stenhouse Companies Limited, the Company's Canadian subsidiary.

  Non-employee directors are also reimbursed for reasonable expenses. Emeritus Directors of the Company receive no fee, retainer or other compensation for such services, but are reimbursed for reasonable expenses. Directors who are also employees of the Company or any subsidiary receive no additional compensation for their services as directors of the Company.

                        REPORT ON EXECUTIVE COMPENSATION
             BY THE COMPENSATION, BENEFITS AND NOMINATING COMMITTEE

  The Company's compensation program for its executive officers is administered and reviewed by the Compensation, Benefits and Nominating Committee (the "CBNC") of the Board of Directors. The CBNC is comprised of four outside directors, none of whom is an employee or former employee of the Company or a director of another corporation that requires specific disclosure of such relationship in this proxy statement.

COMPENSATION PHILOSOPHY

  In determining the compensation payable to the Company's executive officers, the CBNC seeks to achieve the following objectives through a combination of fixed and variable compensation:

  . Pay competitively--Provide a total compensation opportunity that is consistent with competitive practices, enabling the Company to attract and retain qualified executives;

  . Pay for performance--Create a direct link between the compensation payable to each executive officer and the financial performance both of the Company generally and of the specific business unit or units for which the executive is responsible. The amounts payable with respect to the components of an individual's compensation will change from year to year, depending on that financial performance; and

  . Executive as Stockholders--Create a common interest between executive officers and the Company's stockholders through the use of stock awards that link a portion of each executive officer's compensation opportunity directly to the value of the Company's Common Stock.

  The compensation program for the key employees of the Company and its subsidiaries (including the Company's executive officers) was revised in 1995 to increase the emphasis on variable compensation and the rewards payable for superior performance. To further align the interests of management with those of stockholders, new equity based programs were approved by stockholders at the 1995 annual meeting of stockholders.

  The programs which implement the CBNC's compensation philosophy have been developed with the assistance of outside consultants and counsel. The CBNC will continue to annually review the Company's compensation policies and programs in light of this philosophy and of competitive practices in the United States and in those foreign countries in which executive officers of the Company reside and/or geographically operate.

COMPONENTS OF EXECUTIVE COMPENSATION PROGRAM

 Base Salary

  The CBNC establishes each officer's base salary by comparison to competitive market levels for the executive's job function determined by reference to compensation paid in the industry or by a peer group, in the country where such executive permanently resides and/or geographically operates. The "Peer Group" used in the Stock Price Performance Graph on page 12 of this proxy statement reflects the Company's direct competitors in its principal business. The "Peer Group" is included in the group of corporations used for executive compensation analysis. However, in determining executive compensation, the focus is on recruiting and retaining executive talent. Accordingly, a larger group of corporations than the Company's direct competitors is used for compensation comparisons.

  Base salaries generally approximate the median level of such competitive rates and are adjusted based on individual performance. Salaries are reviewed at regular intervals of between 12 to 24 months depending on job classification and competitive market levels. Base salaries for executive officers were generally increased in 1995 in accordance with the foregoing practices. Notwithstanding this policy, certain executive officers (including Messrs. Zarb, Davis, Kosnik, and Mahoney) have employment agreements which assure such officers a minimum level of base salary that was determined through a process of bilateral negotiations.

 Annual Incentive

  For fiscal year 1995, annual bonuses were established by the CBNC based primarily on specified corporate and business unit performance objectives. For certain U.S. executive officers, annual bonuses were primarily determined based on performance against a pre-established earnings per share objective. Individual performance compared to pre-established strategic, financial and operational objectives determined the remaining portion of the annual incentive of certain executive officers. For other executive officers, the performance of the executive's business unit, primarily measured by reference to the unit's attainment of pre-tax operating income objectives, also made up a substantial portion of the executive's annual bonus opportunity.

  Payment of annual bonuses for 1995 was partially made in the form of restricted shares (the "BEP Shares"), in lieu of cash, under the "bonus equity plan" which the Company recently adopted under the 1995 Long-Term Incentive Plan (the "1995 LTIP"). Under this program, the CBNC awarded BEP Shares, which vest on the second anniversary of the award date, to each executive officer in lieu of a specified portion of such officer's earned cash bonus. The number of shares awarded was determined by dividing the dollar amount designated by the CBNC in its discretion by 75% of the fair market value based on the average of the closing prices of the Common Stock on the Composite Tape of the New York Stock Exchange for the five days prior to the date the shares were awarded. This "discount" is intended to compensate the officer for the fact that BEP Shares may be forfeited if the officer does not remain in the Company's employ throughout the relevant vesting period.

 Equity Based Incentives

  The Company's equity based incentives have historically taken the form of both stock options and restricted stock awards. The Company adopted the 1995 LTIP to provide its executive officers and other key employees equity opportunities that are intended to further align the interests of such officers and employees with those of the Company's stockholders. As noted above, the 1995 LTIP also authorizes the award of BEP Shares in lieu of an earned portion of cash bonuses. Under this program, the CBNC effectively uses a portion of an executive officer's cash bonus to "purchase" stock from the Company.

  Stock Options. Stock options have historically been the Company's primary form of long-term incentive compensation. In awarding stock options to the named executive officers in 1995, the CBNC's intent was that such options represent a significant portion of each such officer's total compensation opportunity, thus aligning the officer's economic interests with those of the Company's stockholders. Consistent with this goal, all option awards in 1995 were made at the fair market value of the Common Stock as of the date of grant. The number of options granted was based on the CBNC's subjective evaluation of a number of factors, including competitive market practice, past grants, management level and other matters relating to an individual's performance and ability to influence corporate results. The CBNC believes these awards were within the competitive range of similar awards made by the Company's competitors for executive talent.

  Restricted Stock. The CBNC has used traditional awards of restricted stock only in special circumstances as an inducement for an executive officer to remain in the Company's employ over a period of years or as a reward for extraordinary performance or as a means to adjust compensation packages. It is not the Company's practice to use traditional restricted stock awards as a standard form of long-term incentive compensation. When used, the circumstances, rather than past awards, constitute the primary factor for determining the size of any restricted stock award. In addition to BEP Awards, certain select executive officers received awards of traditional restricted stock for a number of shares that the CBNC subjectively determined to be necessary to induce such officers to remain in the employ of the Company or one of its affiliates and/or reward such officer's superior performance during 1995.

  Bonus Equity Awards. As is more fully described above, under the bonus equity program, the CBNC awarded to each executive officer "discounted" restricted stock in lieu of a portion of such officer's earned cash bonus for 1995. The "purchase price" is discounted (up to a maximum of 25% of the value of the stock) to reflect that the shares--including the portion related to the earned bonus used to pay the "purchase price"--is subject to forfeiture if the officer leaves the Company's employ prior to satisfying an additional service requirement. These awards have at least the same retentive and incentive effect as traditional restricted stock awards. However, as opposed to such traditional awards, each officer effectively pays at least 75% of the cost of such shares through foregone cash bonus payments and forfeits the shares and the "purchase price" if the officer does not remain in the Company's employ during the relevant vesting period.

  Other Long-Term Incentive Compensation. In addition, the CBNC uses other long-term performance based awards, payable in cash, as incentive to certain senior executives of the Company and its subsidiaries to achieve specific performance objectives and criteria.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

  Mr. Frank G. Zarb has served as chairman of the board, chief executive officer and president of the Company since June 1994. The compensation payable to Mr. Zarb with respect to his 1995 services was generally determined according to the philosophy described above. Based on a performance criteria established by the CBNC, Mr. Zarb was awarded an annual bonus of $1,304,000 for services rendered in 1995 because the Company achieved and exceeded the earnings per share objectives applicable to Mr. Zarb. Of this amount, $978,005 was paid in cash. The balance of Mr. Zarb's 1995 annual bonus was designated by the CBNC as a "bonus equity plan" award. Accordingly, Mr. Zarb received 21,733 BEP Shares as part of his 1995 annual bonus in lieu of $325,995 cash. These shares generally will not vest until early 1998.

  In August 1995, pursuant to the terms of the 1995 LTIP, the CBNC awarded Mr. Zarb 100,000 stock options based on an assessment of competitive practices for comparable positions. With respect to Mr. Zarb's annual base salary of $900,000 set in June 1994, he received no increase in 1995 and requested no increase during 1996. The CBNC acquiesced to Mr. Zarb's request concerning his 1996 annual base salary.

 Policy as to Section 162(m) of the Code

  Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies a publicly traded company a Federal income tax deduction for compensation in excess of $1 million paid to certain of its executive officers unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. The Company has undertaken to qualify substantial components of the incentive compensation it makes available to its executive officers for the performance exception to nondeductibility. Most equity based awards available for grant under the Company's equity compensation plans, and all of the equity based awards actually granted to executive officers will so qualify. Amounts payable under the Company's Performance Bonus Plan for Executive Officers, including amounts payable under the bonus equity program, should also be exempt from the application of such Section 162(m) as performance based compensation. However, in appropriate circumstances, it may be necessary or appropriate to pay compensation or make incentive or retentive awards that do not meet the performance based exception and therefore may not be deductible by reason of Section 162(m).

                                        COMPENSATION, BENEFITS AND NOMINATING
                                        COMMITTEE
                                                Joseph L. Dionne, Chairman
                                                Dr. Robert E. Boni
                                                E. Gerald Corrigan
                                                The Honorable Gerald R. Ford

                         STOCK PRICE PERFORMANCE GRAPH

  The graph below provides an indicator of cumulative total stockholder returns for the Company for the period December 31, 1990 to December 31, 1995 compared with the S&P 500 Stock Index and a peer group. The peer group is comprised of the largest publicly traded companies worldwide which compete against the Company in its principal industry segment. The members of the peer group are as follows: Marsh & McLennan Cos. Inc., Arthur J. Gallagher & Co., Sedgwick Group plc and Willis Corroon Group plc. Total return is measured by the increase or decrease in value of $100 invested at the beginning of the period, including both reinvestment of dividends and capital appreciation or depreciation.



                              INSERT BAR GRAPHIC

                             EXECUTIVE COMPENSATION

  The following table sets forth the compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and each of the Company's other four most highly compensated executive officers (referred to collectively with the Chief Executive Officer as the "named executives") for the years ended December 31, 1995, 1994 and 1993.

                         SUMMARY COMPENSATION TABLE(1)

                                     ANNUAL COMPENSATION              LONG TERM COMPENSATION
                              ---------------------------------- --------------------------------
                                                                        AWARDS          PAYOUTS
                                                                 --------------------- ----------
                                                                 RESTRICTED SECURITIES
                                                    OTHER ANNUAL   STOCK    UNDERLYING             ALL OTHER
        NAME AND                                    COMPENSATION  AWARD(S)   OPTIONS      LTIP    COMPENSATION
   PRINCIPAL POSITION    YEAR SALARY($) BONUS($)(3)    ($)(4)      ($)(5)     (#)(6)   PAYOUTS($)  ($)(7)(8)
   ------------------    ---- --------- ----------- ------------ ---------- ---------- ---------- ------------
Frank G. Zarb(1) ....... 1995 $900,000  $  978,005         --    $  325,995  100,000         --     $40,242
 Chairman, CEO,          1994 $487,500  $1,000,000               $4,773,887  600,000         --     $25,163
 President and Director
 of the Company
Kenneth J. Davis(2) .... 1995 $427,984  $  295,680    $ 90,923   $  397,358   25,000         --     $   379
 Chairman of A&A Int'l   1994 $327,674  $  299,591    $ 53,450   $  210,625   50,000         --     $   367
 Inc., EVP of the
 Company and CEO of A&A
 Europe, Ltd.
Ronald A. Iles(2) ...... 1995 $528,430  $  360,726    $105,473   $   90,180      --          --     $20,244
 Deputy Chairman of the  1994 $440,640  $  526,868    $ 52,536   $  421,250   50,000         --     $14,744
 Company, Chairman of    1993 $430,357  $  292,012                      --    20,000    $235,966    $15,657
 A&A Services UK plc and
 Chairman of
 Alexander Howden Group
 Ltd.
Edward F. Kosnik(1) .... 1995 $325,096  $  379,920         --    $   94,980  100,000         --     $13,724
 Senior EVP, CFO and     1994 $109,231  $  125,000         --           --   150,000         --     $ 4,665
 Director of the Company
Dennis L. Mahoney(2) ... 1995 $492,885  $  321,554    $ 62,369   $  448,808      --          --     $   379
 EVP of the Company and  1994 $475,830  $  477,360    $100,563          --    50,000         --     $   367
 Deputy Chairman and
 Group Chief Executive
 Officer of Alexander
 Howden Group, Ltd.

-------
(1) Certain amounts were not required to be reported in 1993 because the named executive was either not an employee of the Company or not an "executive officer" of the Company as defined under the Securities Exchange Act of 1934.
(2) All cash compensation was paid in U.K. pounds sterling. Any amounts paid in pounds sterling have been restated in U.S. dollars based on the average exchange rate expressed in dollars per (Pounds)1.00 of 1.58 in 1995, 1.53 in 1994, and 1.50 in 1993.
(3) That portion of each executive officer's 1995 bonus paid in the form of BEP Shares is reported in this table under "Restricted Stock Awards" (also footnote 5 below).
(4) These awards sometimes take the form of non-cash compensation or other personal benefits because of tax regulations or competitive business practices in a particular country or region. In this category, Mr. Davis received a $26,082 car allowance and $63,756 for housing expenses. Mr. Iles received $26,316 car allowance and $42,127 for other transportation expenses. Mr. Mahoney received $44,450 for housing expenses.
(5) Awards reported in 1995 reflect the dollar value of restricted shares awarded under the "bonus equity plan" as well as the dollar value of traditional restricted stock awarded. (See "Report on Executive Compensation by the Compensation, Benefits and Nominating Committee" for a description of annual incentive compensation).
  The number of BEP Shares awarded as a portion of the 1995 annual bonus to each named executive officer, together with the dollar value of the 1995 cash bonus award foregone is as follows: Mr. Zarb 21,733 shares/$325,995; Mr. Davis 4,928 shares/$73,920; Mr. Iles 6,012 shares/$90,180; Mr. Kosnik 6,332 shares/$94,980 and Mr. Mahoney 5,358 shares/$80,370. The restrictions on the BEP Shares will lapse on the second anniversary of the grant date.
  Excluding BEP Awards, the number of shares of restricted stock held by each named executive as of December 31, 1995, together with the value of those shares based on the closing market price on that date, is as follows: Mr. Zarb--271,307 shares/$5,154,833; Mr. Davis--25,000 shares/$475,000; Mr.
  Iles--20,000 shares/$380,000 and Mr. Mahoney--15,000 shares/$285,000. The restrictions on 20,290 shares of restricted stock granted to Mr. Zarb will lapse less than two years after date of grant.
(6) No stock appreciation rights ("SARs") have been granted by the Company since January 1990. For all years reported, limited stock appreciation rights ("LSARs") were granted to executive officers in tandem with stock option awards. The LSARs are not included in this table and are described below under the caption "Severance and Other Arrangements."
(7) Amounts reported in 1995 include: (i) matching contributions made by the Company under the Thrift Plan and an unfunded supplemental retirement plan of $39,912 for Mr. Zarb and $13,394 for Mr. Kosnik; (ii) matching contributions under the U.K. Equity Scheme of $379 for each of Messrs. Davis, Iles, and Mahoney; (iii) insurance premiums paid by the Company of $330 for each of Messrs. Zarb and Kosnik; and (iv) interest of $19,865 on a contingent benefit agreement earned by Mr. Iles and paid by the Company.
(8) The Company has entered into arrangements with certain of the named executives that may result in payments to such executives upon termination of employment or a change in control of the Company. These arrangements are described below under the caption "Other Arrangements."

COMPENSATION ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

  FRANK G. ZARB. Mr. Zarb entered into an employment agreement dated as of June 16, 1994 with the Company. The term of employment ends on the last day of the month when Mr. Zarb attains the age of 65 and provides for a minimum annual base salary of $900,000 and a bonus opportunity of at least $1.2 million. In addition, pursuant to the agreement, Mr. Zarb was credited with five years of "Continuous Employment" under the Alexander & Alexander Services Inc. and Subsidiaries Supplemental Executive Retirement Plan for Management (the "SERP"). The agreement also provides that if Mr. Zarb retires after age 62, he will receive the difference, if any, between amounts payable under certain defined benefit plans of his prior employer, The Travelers Inc., and the aggregate amount payable under the SERP and certain other benefit plans. If Mr. Zarb's employment under the agreement is terminated before age 65 by the Company other than for cause or by Mr. Zarb for good reason (which, for purposes of the agreement, includes a reduction in annual base salary or bonus opportunity, involuntary relocation or a material breach of the agreement by the Company), Mr. Zarb is entitled to receive $6 million if terminated before June 16, 1996, and $4 million if terminated on or after June 16, 1996. The maximum amount payable upon such termination of employment, when added to the value of the stock options and restricted stock received under the employment agreement is limited to $20 million. However, if the termination occurs for any reason at any time following a change of control of the Company, the cash severance Mr. Zarb is entitled to receive would be $12 million, and no maximum limit would be placed on the aggregate of cash severance and the value of the stock option and restricted stock granted pursuant to the agreement. In addition to the foregoing, Mr. Zarb received LSARs in tandem with the stock options granted pursuant to the agreement. In connection with the shares of restricted stock awarded to Mr. Zarb in June 1994 and February 1995, the Company has also agreed to file a registration statement under the Securities Act of 1933 covering such shares.

  KENNETH J. DAVIS. Mr. Davis entered into an employment agreement dated June 23, 1982 with a United Kingdom subsidiary of the Company. The term of employment is through March 31, 2003. The employer may terminate the agreement before March 31, 2003, and cease payment of all remuneration except amounts previously accrued, under certain circumstances, including gross negligence in the performance of duties or a criminal conviction (other than a minor violation). The agreement provides for annual review of base salary. The salary paid under this agreement in 1995 is disclosed in the Summary Compensation Table. The agreement also provides for disability and retirement benefits, and certain other perquisites.

  RONALD A. ILES. In January 1988, the Company entered into a contingent benefit agreement with Mr. Iles, payment of which was conditioned on Mr. Iles' continued employment with the Company through December 1995. The total amount payable to Mr. Iles from a notional account is based on assumed investments of $30,000 made annually on March 1, 1986 through March 1, 1989, with the notional investment earning interest calculated at a rate equal to the average of Moody's monthly average of seasoned Triple A corporate bonds for the year, compounded annually. Mr. Iles will be entitled to receive payment during 1996 of an amount equal to the balance in the notional account accrued through December 31, 1995. The payment may be made in up to five installments. The balance of the notional account will continue to earn interest at the rate indicated until the final installment is paid.

  EDWARD F. KOSNIK. Mr. Kosnik entered into an employment agreement dated as of February 15, 1996 with the Company. The term of employment is through August 31, 2000. The agreement provides him a minimum annual base salary of $400,000 and a guaranteed minimum bonus for 1995 and 1996 of $200,000. The Company may terminate the employment of Mr. Kosnik without notice, and cease payment of all remuneration except amounts previously accrued, under certain circumstances, including failure to perform his duties and responsibilities for at least ten business days or the commission of a criminal act which the board of directors determines will have a material adverse impact on the business or reputation of the Company. If Mr. Kosnik's employment is terminated by the Company other than for cause or by Mr. Kosnik for good reason (which, for purposes of the agreement, includes a reduction in annual base salary, involuntary relocation or a material breach of the agreement by the Company), Mr. Kosnik is entitled to receive a single lump sum payment of an amount equal to two times his then current annual salary and his targeted annual bonus in lieu of any benefits under the

Company's Senior Executive Severance Plan (the "Senior Severance Plan"). In addition, the Company must continue to provide health and life insurance and other benefits which Mr. Kosnik would be entitled to under the Senior Severance Plan for a period of up to 24 months. The agreement was amended as of February 16, 1996, to provide for Mr. Kosnik's severance following a potential or actual change of control to be governed by the Company's Employment Continuation Agreement which is described more fully below.

  DENNIS L. MAHONEY. Mr. Mahoney entered into an employment agreement dated October 11, 1990 with a United Kingdom subsidiary of the Company. The term of employment is through September 20, 2010. However, the agreement may be terminated by either party upon 12 months prior written notice. The employer may terminate the employment of Mr. Mahoney without notice, and cease payment of all remuneration except amounts previously accrued, under certain circumstances, including the failure to efficiently and diligently perform his duties or a criminal conviction (other than a minor violation). The agreement provides for an annual base salary that is subject to periodic review and increase. The base salary paid under this agreement in 1995 is disclosed in the Summary Compensation Table. If the employer terminates Mr. Mahoney without cause and without the required notice, the employer must pay severance equal to the base salary under the agreement, and must continue to provide medical and long-term disability insurance and other benefits included under the agreement for a period of 12 months. In addition, Mr. Mahoney will be credited with benefits under the U.K. Pension Scheme calculated as if he had worked for an additional 12 months or, if earlier, until the termination date of the agreement, at a salary equal to his then annual base salary. If a change of control of the Company occurs and the Company gives notice of termination or terminates Mr. Mahoney's agreement without cause, the Company must pay severance equal to one year's base salary and provide the benefits and perquisites otherwise included under the agreement for an additional 12 months. In addition, upon expiration of the 12 months period following termination of employment, Mr. Mahoney will be entitled to receive an additional payment equal to one and one-half times his base salary under the agreement during his final 12 months of employment, less any taxes owed, provided that in the employer's judgment he has complied with certain non-competition and other provisions.

OTHER ARRANGEMENTS

  EMPLOYMENT CONTINUATION AGREEMENTS. The Company has entered into employment continuation agreements with Messrs. Iles, Kosnik and Mahoney. The agreements provide that in the event an executive's employment is terminated under certain circumstances within three years following a change of control (as defined in the agreement) or during a potential change of control (as defined in the agreement) each executive will be entitled to a specified severance benefit equal to three times their annual compensation and also provide for the continuation of certain employee benefits for a period of three years following a qualifying termination, and a cash payment in respect of the value of certain other payments. The benefits afforded under these agreements are in lieu of, and not in addition to, other severance benefits. Under the events specified, executives will be entitled to payment of severance benefits under the agreement if employment is terminated by the executive for "good reason" or by the Company for any reason other than (i) executive's conviction of a felony,
(ii) any acts of dishonesty or gross misconduct by the executive, or (iii) repeated violations of executive's obligations under the agreement. For the purpose of the agreement "good reason" is defined as any reduction in the executive's then annual compensation and benefits and relocation more than 35 miles from the location at which the executive performed his services immediately prior to the change of control. Executives are not entitled to a severance benefit under this agreement in the event of change of the executive's title or reduction of duties. The agreements also contain a non-solicitation provision in connection with any severance benefit received under this agreement. No additional payments will be made by the Company under the agreements to compensate the executive for any excise taxes imposed on payments.

  TERMINATION PROTECTION AGREEMENTS. The Company has entered into termination protection agreements with U.S. senior executives, including Messrs. Zarb and Kosnik. These agreements provide that in the event that (i) the officer's employment is terminated under certain circumstances within three years following a change of control of the Company (as defined in the agreements) and
(ii) benefits are not paid under the terms of the Senior

Severance Plan or any other employee benefit or compensation plan, program or arrangement in which the officer participates, the Company will pay the officer such benefits as would have been paid under the termination provisions of any applicable plan, program or arrangement. An officer will be entitled to payment of severance benefits under his agreement if that officer's employment is terminated (i) by the officer for good reason (as defined in the Senior Severance Plan), or (ii) by the Company for any reason other than on account of the officer's conviction of a felony. The agreements also provide for additional payments to compensate the officer for any excise taxes imposed on payments under the agreements.

  LIMITED STOCK APPRECIATION RIGHTS ("LSARS"). Under the 1995 LTIP and predecessor long-term incentive plans (the "Predecessor Plans") as currently in effect, the CBNC may also provide for the grant of LSARs. LSARs may be exercised for a specified period of time following a change of control. Upon exercise of a LSAR, the holder thereof is entitled to receive the difference between the exercise price and the greater of (i) the highest sales price offered in connection with a transaction resulting in a change of control or
(ii) the highest average of the sales price of the Common Stock during the 30 day period preceding a change in the composition of the Company's Board of Directors constituting a change of control. LSARs have been granted in tandem with all outstanding nonqualified stock options awarded to the named executive officers under the 1995 LTIP and Predecessor Plans. In 1995, LSARS were granted in tandem with options granted to the named executive officers under the 1995 LTIP, which grants are included in the information reported in the Summary Compensation Table above.

OPTION GRANTS IN 1995

  The following table sets forth information concerning individual grants of stock options made to the named executives during 1995:

                                                                              POTENTIAL REALIZED VALUE AT
                                                                                ASSUMED ANNUAL RATES OF
                                                                               STOCK PRICE APPRECIATION
                                            INDIVIDUAL GRANTS(1)                  FOR OPTION TERM(3)
                                --------------------------------------------- ----------------------------
                                             % OF TOTAL
                                              OPTIONS    EXERCISE
                                  OPTIONS    GRANTED TO   OR BASE
                                  GRANTED   EMPLOYEES IN   PRICE   EXPIRATION
      NAME                      (SHARES)(2) FISCAL 1995  ($/SHARE)    DATE        5%(3)        10%(3)
      ----                      ----------- ------------ --------- ---------- ------------- --------------
Frank G. Zarb .................   100,000       3.3%      $24.50    8/17/05   $   1,541,000 $   3,905,000
Kenneth J. Davis ..............    25,000       0.8%      $24.50    7/18/05   $     385,250 $     976,250
Ronald A. Iles ................       --        --           --         --              --            --
Edward F. Kosnik ..............   100,000       3.3%      $24.50    7/18/05   $   1,541,000 $   3,905,000
Dennis L. Mahoney .............       --        --           --         --              --            --

--------
(1) All options are exercisable for Common Stock at an exercise price equal to the fair market value of the Common Stock at the date of grant. During 1995, no SARs were issued under the 1995 LTIP. LSARs are not included in this table and are described under the caption "Other Arrangements."
(2) Options awarded to Messrs. Zarb, Davis and Kosnik are exercisable 50 percent beginning two years from the date of grant and the remaining 50 percent beginning three years from the date of grant.
(3) The dollar amounts under the 5% and 10% columns in the table above are the result of calculations required by the SEC and therefore are not intended to forecast possible future appreciation of the stock price of the Company. Although permitted by the SEC's rules, the Company did not use an alternate formula for grant date valuation because the Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. No gain on the stock options awarded to the named executives or other employees is possible without appreciation in the price of the Company's Common Stock, which will benefit all stockholders. The real value of the options in this table depends upon the actual performance of the Company's Common Stock during the applicable period. In order for the named executive officers to realize the potential values set forth in the 5% and 10% columns in the table above, the price per share of the Company's Common Stock would have to be approximately $39.91 and $63.55, respectively, as of the expiration date of their options.

AGGREGATED OPTION EXERCISES IN FISCAL 1995 AND 1995 FISCAL YEAR-END OPTION
VALUES

  The following table sets forth information concerning individual unexercised options held by the named executives during the Company's 1995 fiscal year:

                                                          NUMBER OF           VALUE OF UNEXERCISED
                                                     UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                             SHARES                  AT FY-END (SHARES)           AT FY-END ($)
                            ACQUIRED      VALUE   ------------------------- -------------------------
          NAME           ON EXERCISE (#) REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           --------------- -------- ------------------------- -------------------------
Frank G. Zarb ..........       --          --          350,000/350,000          $656,250/$468,750
Kenneth J. Davis .......       --          --           33,150/82,000           $  1,563/$0
Ronald A. Iles .........       --          --           70,601/65,000           $      0/$0
Edward F. Kosnik .......       --          --           50,000/200,000          $      0/$0
Dennis L. Mahoney ......       --          --            5,000/55,000           $      0/$0

PENSION TABLES

  The following table sets forth estimated annual benefits payable upon retirement under a program maintained for the Company's employees in the United States through a funded, noncontributory pension plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Basic Plan"), and an unfunded supplemental executive retirement plan.

                            U.S. PENSION PLAN TABLE

  AVERAGE
PENSIONABLE
EARNINGS(1)                       YEARS OF SERVICE(2)
-----------  -------------------------------------------------------------
                5       10       15       20       25       30       35
             ------- -------- -------- -------- -------- -------- --------
$  350,000   $23,982 $ 47,963 $ 71,945 $100,301 $128,658 $157,015 $185,371
   400,000    27,482   54,963   82,445  114,926  147,408  179,890  212,371
   450,000    30,982   61,963   92,945  129,551  166,158  202,765  239,371
   500,000    34,482   68,963  103,445  144,176  184,908  225,640  266,371
   600,000    41,482   82,963  124,445  173,426  222,408  271,390  320,371
   700,000    48,482   96,963  145,445  202,676  259,908  317,140  374,371
   800,000    55,482  110,963  166,445  231,926  297,408  362,890  428,371
   900,000    62,482  124,963  187,445  261,176  334,908  408,640  482,371
 1,000,000    69,482  138,963  208,445  290,426  372,408  454,390  536,371

--------
(1) The normal retirement benefit is a monthly income for life determined pursuant to a formula based on an employee's credited years of service and average annual pensionable credited earnings (which generally does not include incentive compensation payments) for the 60 highest consecutive months prior to retirement ("Final Average Earnings"). The amount of an employee's covered compensation is based on the 35-year period ending with the employee's Social Security retirement age. If approved by the CBNC, earnings other than Final Average Earnings ("Pensionable Earnings") may be used to calculate the normal retirement benefit. The amounts shown are not subject to any deduction for Social Security or other offset amounts and are payable in the form of a straight life annuity.
(2) Pursuant to the terms of Mr. Zarb's employment agreement, the Company agreed that, if he should retire after attaining age 62, it would provide Mr. Zarb with such additional supplemental retirement benefits as were necessary to assure that he receives retirement benefits in the aggregate from the Company and its plans and the defined benefit retirement plans at The Travelers Inc. and its subsidiaries (the "Travelers Plans") that are at least equal to the retirement benefits he would have received from the Travelers Plans had he retired from The Travelers Inc. on the same date as he retires from the Company. As of December 31, 1995, there were no accrued benefits payable to Mr. Zarb under this provision of his agreement.
(3) The approximate credited years of service for each of the named executives who participates in the Basic Plan and supplemental retirement plan is as follows: Mr. Zarb at age 61--18 months; and Mr. Kosnik at age 51--16 months. Messrs. Davis, Iles and Mahoney are not eligible to participate in either the Basic Plan or the supplemental executive retirement plan.

  The following table sets forth estimated annual benefits payable upon retirement under the Alexander & Alexander U.K. Pension Scheme (the "U.K. Pension Scheme"):

                         U.K. PENSION SCHEME TABLE (1)

        AVERAGE                            YEARS OF SERVICE(3)
      PENSIONABLE             ----------------------------------------------------------------------------
      EARNINGS(2)                30                           35                           40
      -----------             --------                     --------                     --------
      $276,458                $138,229                     $161,267                     $184,306
       315,952                 157,976                      184,306                      210,634
       394,940                 197,470                      230,381                      263,294
       473,928                 236,964                      276,458                      315,952
       552,916                 276,458                      322,535                      368,610
       631,904                 315,952                      368,610                      421,270
       710,892                 355,446                      414,687                      473,928

--------
(1) The retirement benefit will be paid in pounds sterling. Amounts have been stated in U.S. dollars based on the average 1995 exchange rate expressed in dollars per (Pounds)l.00 of 1.58.
(2) The normal retirement benefit is a monthly income for life, with a guarantee of 60 months payment, equal to a percentage of an employee's "final pensionable salary" which is determined based on credited years of service. The maximum percentage, reached after 40 years of credited service, is 66.67 percent. The "final pensionable salary" is the highest average annual salary paid during any three consecutive years during the last 10 years prior to retirement. All pension payments are indexed at 3 percent per year. Mr. Iles reached normal retirement age in December 1995 when he elected to take a lump sum benefit of $118,134 from the plan and to defer pension payment of $313,677 per year until his retirement. Mr. Mahoney will be entitled to a retirement benefit equal to 29.2 percent and increasing to 66.67 percent in September 2010 of his then current pensionable salary; and Mr. Davis will be entitled to a retirement benefit equal to 54.6 percent and increasing to 66.67 percent in March 2003 of his then current pensionable salary. 1995 salaries for Messrs. Iles, Mahoney and Davis in U.S. dollars equaled $528,430, $492,885 and $427,984, respectively. The amounts shown are not subject to any deduction for Social Security or other offset amounts.
(3) The approximate credited years of service for each of the named executives who participates in the U.K. Pension Scheme are as follows: Mr. Davis at age 53--32 years and 9 months; Mr. Iles 40 years and Mr. Mahoney at age 45--17 years and 6 months. Messrs. Zarb and Kosnik do not participate in the U.K. Pension Scheme.

                              CERTAIN TRANSACTIONS

  Mr. Grossart, who is a director of the Company, is also a director of Noble Grossart Limited ("Noble Grossart"), a U.K. merchant bank. In addition, he is a director and shareholder of Noble Grossart Holdings Limited ("N.G. Holdings"), which owns 100 percent of Noble Grossart. Mr. Grossart owns 34 percent of the shares of N.G. Holdings. In January 1995, a subsidiary of the Company sold its 20 percent interest in the shares of N.G. Holdings (the "Minority Interest"). In connection with the sale of the Company's Minority Interest, the Company received $7.2 million in cash proceeds.

  Mr. Godsoe, who is a director of the Company, is also chairman of the board and chief executive officer of The Bank of Nova Scotia. During 1995, the Company paid $196,600 and $89,000 to the Bank of Nova Scotia in connection with a letter of credit issued by the bank for the settlement of certain contingencies and commitment fees in connection with the Company's $200 million revolving credit facility (the "Credit Facility"), respectively. In addition, several subsidiaries of the Company have banking relationships with The Bank of Nova Scotia which include credit facilities, letters of credit and interest rate and foreign exchange hedging facilities. The amounts paid under these arrangements amounted to $8,440.

  Mr. Hartigan, who is a director of the Company, is also executive vice president of PNC Bank Corporation ("PNC"). During 1995, the Company paid $89,000 to PNC in connection with its role as the confirming bank for a letter of credit issued by The Bank of Nova Scotia for the settlement of certain contingencies. The Company also paid PNC commitment and upfront fees of $44,925 in connection with its Credit Facility.

  Mr. Hurlock, who is a director of the Company, is also a partner in the law firm of White & Case. In connection with services rendered by White & Case, the Company paid legal fees of approximately $354,358 during 1995, and approximately $58,388 during 1996 to date.

  As reported under the heading "Security Ownership of Certain Beneficial Owners," Prudential Insurance Company of America ("Prudential") holds approximately 9.44 percent of the Company's Common Stock. U.S. subsidiaries of the Company place insurance and reinsurance with Prudential. In connection with such placements, the Company estimates that those subsidiaries earned $2,694,000 during 1995, and $251,133 during 1996 to date. In addition, the Company paid Prudential $2,354 for advisory services during 1995.